Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

Exhibit 99.1

TRITERRAS, INC.

(an exempted company with limited liability incorporated under the laws of the Cayman Islands)

(THE “COMPANY")

NOTICE OF AN ANNUAL GENERAL MEETING

to be held virtually on 7 December 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the 2022 annual general meeting (the "AGM") of the shareholders of the Company will be held virtually at 9:00 a.m. (Singapore time) on 7 December 2022 (Wednesday), and at any adjourned or postponed meeting thereof, for the purposes set out below. The AGM will be a completely virtual meeting of the shareholders, which will be conducted via the following link: https://www.cstproxy.com/triterras/2022. The virtual meeting will be accessible 15 minutes prior to the start of the AGM.

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions:

1.	Expiration of term of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors

"RESOLVED that the expiration of the term of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors of the Company, effective as of the date of this AGM, is approved, confirmed and ratified in all respects."

2.	Re-election of Yong-Moon Kim as a Class II Director of the Company:

"RESOLVED that Yong-Moon Kim be re-elected as Class II Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended)."

3.	Directors of the Company

“RESOLVED that, immediately following this AGM, the Directors of the Company and the information contained in the table below is approved, confirmed and ratified in all respects.

Name of Director	Class of Director	Original Appointment Date	Current Term Expires
Srinivas Koneru	Class I	10 November 2020	2024 AGM
Jayapal Ramasamy	Class I	28 April 2021	2024 AGM
Kenneth Stratton	Class I	10 November 2020	2024 AGM
Yong-Moon Kim	Class II	28 April 2021	2025 AGM
Richard M. Maurer	Class III	19 February 2020	2023 AGM
Adrian Kow Tuck Hoong	Class III	29 January 2021	2023 AGM”

4.

Approval, ratification and confirmation of appointment of WWC, P.C. Certified Public Accountants as the Company’s independent registered public accounting firm for the fiscal year ending February 28, 2023

"RESOLVED that the appointment of WWC, P.C. Certified Public Accountants as the Company’s independent registered public accounting firm for the fiscal year ending February 28, 2023 be approved, confirmed and ratified in all respects."

ADDITIONAL INFORMATION:

As at the date of this Notice of AGM (this “Notice”), we have not received notice of any other matters that may be properly presented at the AGM.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on 15 November 2022 as the record date (the "Record Date") for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of the Company's Ordinary Shares whose names are on the register of members of the Company at the close of business on the Record Date will be entitled to attend and vote at the AGM and any adjourned or postponed meeting thereof. If your Ordinary Shares are held in “street name” or are in a margin or similar account, which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted.

After careful consideration, the Board of Directors has approved the proposals set forth above and recommends that you vote FOR each of the proposed shareholder resolutions.

Shareholders may obtain a copy of the Company's latest Annual Report on Form 20-F (the “2022 Annual Report”), free of charge from the Company’s website at www.triterras.com.

In addition to mailing this Notice, the Proxy Statement and the 2022 Annual Report to shareholders are available at: https://www.cstproxy.com/triterras/2022

How You Can Vote:

Your vote is important.

You can vote before the AGM, and are strongly encouraged to do so.  As promptly as possible, you are urged to complete, sign, date and return  the accompanying proxy card to our transfer agent, CONTINENTAL STOCK TRANSFER & TRUST CO, at 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA, no later 9.00 am Singapore time on 5 December 2022, being no later than 48 hours prior to the start of the AGM (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting), if you wish to exercise your voting rights. You may also vote electronically at www.cstproxyvote.com prior to the AGM.

Shareholders of record can also vote their shares in person by attending the virtual AGM via this link: https://www.cstproxy.com/triterras/2022.

By Order of the Board of Directors,

Triterras, Inc.

Srinivas Koneru

Founder, Executive Chairman and Chief Executive Officer

25 November 2022

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

TRITERRAS, INC.

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON 7 DECEMBER 2022

PROXY STATEMENT

The Board of Directors (the “Board of Directors”) of Triterras, Inc. (the “Company”) is soliciting proxies for the 2022 annual general meeting of shareholders (the “AGM”) of the Company to be held virtually at 9:00 a.m. (Singapore time) on 7 December 2022 (Wednesday). Only holders of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”) at the close of business on 15 November 2022, the record date for the AGM (the “Record Date”), will be entitled to attend and vote at the AGM or at any adjournment thereof.

Any shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on their behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one (1) vote in respect of each Ordinary Share held on the Record Date.  If your Ordinary Shares are held in “street name” or are in a margin or similar account, which means your shares are held of record by a broker, bank or other nominee, and you wish to attend the AGM and vote, you must obtain a legal proxy from your broker, bank or other nominee. Beneficial owners who own their investments through a bank or broker or other nominee will need to obtain a “control number” to vote their shares at the AGM.  Please contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the AGM.

This Proxy Statement describing the matters to be voted upon at the AGM along with a proxy card enabling the shareholders to mail in their votes will be mailed on or about 25 November 2022, to all shareholders entitled to vote at the AGM. Such Proxy Statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.triterras.com  on or about 25 November 2022.

Whether or not you plan to attend the AGM, it is important that your shares be represented and voted. Accordingly, after reading this Notice and accompanying Proxy Statement, please sign, date and mail the proxy card or vote over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Continental Stock Transfer & Trust Company no later than 9.00 a.m. Singapore Time on 5 December 2022 to be validly included in the tally of shares voted at the AGM. Detailed proxy voting instructions are provided on the proxy card. In the case of a shareholder that is a natural person, the proxy card must be executed under the hand of the shareholder or his or her attorney-in-fact. In the case of a shareholder that is a corporation or other non-natural person, the proxy card must be executed on its behalf by a duly authorized representative or attorney-in-fact for the corporation. Any power of attorney or any other authority under which the proxy card is signed (or a duly certified copy of such power of attorney or authority) must be included with the proxy card.

Shareholders of record can also vote their shares in person by attending the virtual AGM via this link: https://www.cstproxy.com/triterras/2022.

QUESTIONS AND ANSWERS ABOUT - THE AGM AND VOTING YOUR SHARES

WHY AM I RECEIVING THE NOTICE OF AGM, PROXY STATEMENT AND PROXY CARD?

The Board of Directors has delivered the AGM materials to you, as a shareholder of the Company, in connection with the solicitation of proxies for use at the AGM. As a shareholder, you are invited to attend the AGM online and are requested to vote on the items of business described in the Notice of AGM and this Proxy Statement.

WHAT RESOLUTIONS ARE TO BE PROPOSED AT THE AGM?

The following resolutions are proposed to be put to a vote of the shareholders of the Company at the AGM:

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions:

1.	Expiration of term of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors

"RESOLVED that the expiration of the term of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors of the Company, effective as of the date of this AGM, is approved, confirmed and ratified in all respects."

2.	Re-election of Yong-Moon Kim as a Class II Director:

"RESOLVED that Yong-Moon Kim be re-elected as Class II Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended)."

3.	Directors of the Company

“RESOLVED that, immediately following this AGM, the Directors of the Company and the information contained in the table below is approved, confirmed and ratified in all respects.

Name of Director	Class of Director	Original Appointment Date	Current Term Expires
Srinivas Koneru	Class I	10 November 2020	2024 AGM
Jayapal Ramasamy	Class I	28 April 2021	2024 AGM
Kenneth Stratton	Class I	10 November 2020	2024 AGM
Yong-Moon Kim	Class II	28 April 2021	2025 AGM
Richard M. Maurer	Class III	19 February 2020	2023 AGM
Adrian Kow Tuck Hoong	Class III	29 January 2021	2023 AGM”

4.

Approval, ratification and confirmation of appointment of WWC, P.C. Certified Public Accountants as the Company’s independent registered public accounting firm for the fiscal year ending February 28, 2023

"RESOLVED that the appointment of WWC, P.C. Certified Public Accountants as the Company’s independent registered public accounting firm for the fiscal year ending February 28, 2023 be approved, confirmed and ratified in all respects."

HOW DOES THE BOARD RECOMMEND I VOTE?

After careful consideration, the Board of Directors of the Company has approved the proposals and recommends that you vote FOR each of the proposed shareholder resolutions.

WHAT HAPPENS IF ADDITIONAL MATTERS ARISE AT THE AGM?

If any other matters are properly presented for consideration at the AGM, the persons named as proxy holders will have discretion to vote on those matters in their discretion unless you direct them otherwise in your proxy instructions. We do not anticipate any matters other than the matters set forth above to be presented or raised at the AGM.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

WHO CAN VOTE AT THE AGM?  WHAT IS THE QUORUM?

Shareholders of record of the Ordinary Shares of the Company at the close of business on 15 November, 2022, the record date for the AGM (the “Record Date”), and beneficial owners having received a control number from Continental Stock Transfer & Trust Company at least 72 hours before the AGM, will be entitled to attend and vote at the AGM or at any adjournment thereof online at https://www.cstproxy.com/triterras/2022.

Shareholders entitled to vote and be present in person or by proxy or (in the case of a shareholder being a corporation or other entity) by its duly authorized representative, representing a majority of Ordinary Shares in the Company shall form a quorum.

WHAT VOTE THRESHOLD IS REQUIRED?

For resolutions 1 through 4 inclusive, which are ordinary resolutions under the laws of the Cayman Islands, the affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the AGM are required to pass each such resolution.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust. The Notice of AGM and this Proxy Statement will be mailed directly to each of the Company’s shareholders of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of the shares, which are said to be held in “street name,” and your bank or other nominee is considered the shareholder of record with respect to such shares. Your bank or other nominee would usually forward the Notice of AGM and this Proxy Statement to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares. Because a beneficial owner is not the shareholder of record, you should not attend the AGM unless you first obtain a legal proxy from the bank or other nominee that holds your shares, giving you the right to vote such shares at the AGM. You will then need to contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the AGM to be able to vote the relevant Ordinary Shares at the AGM.

HOW TO VOTE?

Shareholders of record can vote their shares in person by attending the virtual AGM via this link: https://www.cstproxy.com/triterras/2022.

Prior to the AGM, shareholders can also vote over the Internet at www.cstproxyvote.com in accordance with the instructions on your proxy card or by mail by completing, signing and mailing your proxy card. The proxy card must be received by Continental Stock Transfer & Trust Company no later than 9.00 a.m. Singapore Time on 5 December 2022 to be validly included in the tally of shares voted at the AGM.

In the case of joint shareholders, where more than one of the joint shareholders purports to appoint a proxy, only the appointment submitted by the most senior holder (being the first named holder in respect of the shares in the Company's register of members) will be accepted.

If you are a beneficial owner of Ordinary Shares, you have the right to direct your bank, broker or other nominee how to vote your shares. Because a beneficial owner is not the shareholder of record, you should not attend the AGM unless you in turn obtain a legal proxy from the bank or other nominee that holds your shares, giving you the right to vote such shares at the AGM. You will then need to contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the AGM to be able to vote the relevant Ordinary Shares at the AGM.

MORE THAN ONE PROXY CARD?

If you receive more than one proxy card, it likely means your shares are registered differently. Please use each proxy card to vote so as to ensure all of the shares you hold are voted.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares “FOR” each of proposals. If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists, and your shares will not be voted.

Beneficial Owners: If you are a beneficial owner whose Ordinary Shares are held in “street name” and you do not give voting instructions to your bank, broker or other nominee, then your bank, broker or other nominee may exercise discretionary authority to vote only on matters that it determines to be “routine.”  Your bank, broker or other nominee may take the view that none of the proposals at the AGM are "routine", and therefore none of the shares for which you are the beneficial owner may be voted at the AGM. We recommend you submit your voting instructions to your bank, broker or other nominee in accordance with their relevant procedures to enable the relevant shares to be voted at the AGM.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy before it is exercised at the AGM by filing with the Company a duly signed revocation at CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA. Attending and voting at the AGM will have the effect of revoking your proxy. If you are a beneficial owner whose Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee in accordance with their requirements. If you have been provided with a proxy from your bank, broker or other nominee, you will need to contact Continental Stock Transfer & Trust Company to receive a control number at least 72 hours before the AGM to be able to vote the relevant Ordinary Shares at the AGM.

HOW DO I KNOW THE VOTING RESULTS?

Continental Stock Transfer & Trust Company is acting as inspector of the votes at the AGM and will count and certify the votes cast at the AGM. We plan to announce preliminary voting results at the AGM, and we will report the final results in a Form 6-K filing, which we will file with the SEC after the AGM.

WHERE CAN I GET A COPY OF THE AGM MATERIALS?

The Proxy Statement and our 2022 Annual Report to shareholders are available at: https://www.cstproxy.com/triterras/2022

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

PROPOSALS

PROPOSAL NO. 1

EXPIRATION OF TERM OF OFFICE OF ALVIN TAN AND LILIAN KOH NEE NOI

AS CLASS II DIRECTORS

1.	Expiration of term of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors

According to article 30.1 of the Amended and Restated Articles of Association of the Company, the Company may by ordinary resolution appoint any person to be a Director or may be ordinary resolution remove any Director.

According to article 30.3 of the Amended and Restated Articles of Association of the Company, notwithstanding the foregoing provisions of article 30.1, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

The Nominating and Corporate Governance Committee (“NCGC”) of the Company’s Board of Directors has determined to not nominate Alvin Tan and Lilian Koh Nee Noi for re-election as Class II Directors of the Company at the AGM and the Directors have agreed with the NCGC’s determination.

As a matter of good corporate governance, and in accordance with the Amended and Restated Articles of Association of the Company, the Company wishes to ratify, approve and confirm the expiration of the term of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors, effective as of the date of this AGM.

"RESOLVED that the expiration of the term of office of Alvin Tan and Lilian Koh Nee Noi as Class II Directors of the Company, effective as of the date of this AGM, is approved, confirmed and ratified in all respects."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL, CONFIRMATION AND RATIFICATION OF THE EXPIRATION OF TERM OF OFFICE OF ALVIN TAN AND LILIAN KOH NEE NOI AS CLASS II DIRECTORS, EFFECTIVE AS OF THE DATE OF THIS AGM

PROPOSAL NO. 2

RE-ELECTION OF YONG-MOON KIM AS A CLASS II DIRECTOR

2.	Re-election of Yong-Moon Kim as a Class II Director

According to article 30.3 of the Amended and Restated Articles of Association of the Company, the Class II Directors are to be considered for re-election (after a term of 3 years) at our 2022 annual general meeting of shareholders.

Yong-Moon Kim has served on our board of directors since 28 April 2021. Mr. Kim was a founder of the first Korean robo-advisor PKI, which was selected for the Korean government’s fintech “sandbox.” He also served as an advisor to Smartforecast, a Korean machine-learning fintech startup focusing on AI-driven portfolio management from February 2017 to March 2019 and Tenspace, an AI-driven credit rating fintech startup from February 2020 to present. Mr. Kim’s investment and capital markets experience includes serving as Managing Director and Head of Global Equities at Credit Suisse Asset Management from July 2007 to February 2009, where he led a team of portfolio managers in Zurich, London, New York, Tokyo, and Singapore. His many accomplishments at Credit Suisse include creating joint ventures with ICBC in China and Woori Financial Group in Korea, building a fund distribution channel in Japan, and rebuilding Credit Suisse’s private client practice in the UAE. Prior to Credit Suisse, Mr. Kim served as the inaugural Head of Mirae Asset Global Investments, a financial services group headquartered in Seoul, South Korea from April 2004 to May 2007. Mr. Kim holds a BA in East Asian Studies from McGill University. Mr. Kim also holds an MBA from the University of Chicago Booth School of Business with a major in international finance and accounting. He is licensed by the Hong Kong Securities and Futures Commission as a Responsible Officer for Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

"RESOLVED that Yong-Moon Kim be re-elected as Class II Director of the Company for a full term of three years in accordance with the Amended and Restated Articles of Association of the Company (as amended)."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION OF

YONG-MOON KIM AS A CLASS II DIRECTOR

PROPOSAL NO. 3

CURRENT DIRECTORS OF THE COMPANY

3.	Current Directors of the Company

As a matter of good corporate governance, the Company wishes to ratify, approve and confirm, following this AGM, its Directors and their respective term expiry dates.

"RESOLVED that, immediately following this AGM, the Directors of the Company and the information contained in the table below is approved, confirmed and ratified in all respects.

Name of Director	Class of Director	Original Appointment Date	Current Term Expires
Srinivas Koneru	Class I	10 November 2020	2024 AGM
Jayapal Ramasamy	Class I	28 April 2021	2024 AGM
Kenneth Stratton	Class I	10 November 2020	2024 AGM
Yong-Moon Kim	Class II	28 April 2021	2025 AGM
Richard M. Maurer	Class III	19 February 2020	2023 AGM
Adrian Kow Tuck Hoong	Class III	29 January 2021	2023 AGM”

Srinivas Koneru

Srinivas Koneru is the Executive Chairman of the board of directors and the Chief Executive Officer of Triterras, Inc. and has served in such capacities since the completion of Triterras’ Business Combination with Netfin Acquisition Corp. in November 2020. Mr. Koneru established the operating entity, Triterras Fintech Pte. Ltd. (“Fintech”), in 2018 and has served as a director of Fintech since its formation. Mr. Koneru has over 35 years of professional experience focused on technology and manufacturing. Prior to founding Fintech and developing the Kratos platform, Mr. Koneru invested to co-found Antanium Resources Pte Ltd in 2012, and has subsequently been a member of the board of directors and risk committee of Antanium Resources Pte Ltd and board of directors of Antanium Global Pte Ltd and Antanium Holdings Pte. Ltd. Prior to investing in Antanium Resources Pte. Ltd., Mr. Koneru exited Exxova Inc., an IT development and services company, in 2010. He grew revenues in this business from zero to over $80 million. Prior to this, Mr. Koneru was a partner and Chief Executive Officer of Lanco Global Systems, Inc., where he successfully turned around three underperforming IT companies. Before Lanco, Mr. Koneru worked for a large systems integrator at GE Power Systems in the United States, leading a team of over 200 consultants to provide business intelligence solutions worldwide. Prior to this, Mr. Koneru assisted his family businesses. Mr. Koneru holds a degree in Mechanical Engineering from BMS College of Engineering, Bangalore, India.

Jayapal Ramasamy

Jayapal Ramasamy has served on our board of directors since April 28, 2021 and he brings significant international tax, accounting, and finance experience to Triterras’ Board. Mr. Jayapal is a Fellow of the Association of Chartered Certified Accountants UK (FCCA), the Fellow Institute of Singapore Chartered Accountants (FCA) and Fellow of CPA Australia (FCPA). Mr. Jayapal has served as the Deputy President of UK Accounting Group, McMillan Woods International, since November 2012, and has been instrumental in developing the Asian network for McMillan Woods, particularly in India, Bangladesh, Pakistan and Sri Lanka. He has served as a director at Alliance Corporate Services Pte Ltd., a group that specializes in offshore company formation and offers nominee services for offshore businesses in prime offshore jurisdictions, since April 2010, Chairman of Hallmark Capital Pte Ltd., a company that serves the corporate finance and related needs of growing companies, since August 2015,  and Chairman of Hallmark Nominee Services Pte Ltd Singapore since June 2004. He also is a board member of ANSA India Pte Ltd since March 2010, a member of the Board of Governors of St. John International School, Malaysia since January 2011 and the Deputy Chairman of International Student Recruitment Center Pte

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

Ltd since October 2010. He is as one of the Founder Members and Past President of the Institute of Management Consultants (IMC). Mr. Jayapal served on the boards of directors of various companies, including Savant Infocom PLC, Panel Kerr Forster, Parker Randall, Parker Randall Sdn Bhd, Parker Randall India Pvt Ltd, AEC Edu Group Pte Ltd, and Sindia Property Group Pte Ltd. He previously was a Council Member serving on the Singapore Branch at the Association of Chartered Certified Accountants (ACCA). He studied ACCA in London through Emile Woolf College of Accounting, became a member of ACCA in 1985 and a Fellow in 1990. He co-authored several books in taxation and tax management.

Kenneth Stratton

Kenneth Stratton has served on our board of directors since November 10, 2020. He is the CEO of Asia Pacific FI Training Pte. Ltd. in Singapore (“Asia Pacific FI Training”). Asia Pacific FI Training was established in Singapore in early 2013 with a key objective of designing and delivering sales, risk and product training across every aspect of corporate and international banking and he served in the position since March 2017 and from March 2013 to March 2015. At Asia Pacific FI Training, Mr. Stratton leveraged his experience in fintech and worked with some of the largest international banks (such as Standard Chartered Bank, DBS Bank Limited and ANZ Bank) to design and deliver training across corporate banking, including strategic sales and account management, product sales, working capital, structured trade and cash management. Prior to his current position, he served as a general manager at the Bank of Tokyo, Mitsubishi, in Singapore from April 2015 to February 2017. Mr. Stratton also served as managing director at DBS Bank Limited in Singapore from October 2010 to February 2013. While at DBS Bank Limited, his fintech solutions helped to double revenue streams from approximately SGD 700 million to approximately SGD 1.5 billion in two years. Altogether, Mr. Stratton has over 30 years of experience in the banking and supply chain finance industries, and over 20 years of experience developing fintech solutions. He holds a Diploma from Securities Institute of NSW and University of NSW, Sydney, Australia and is conversational in Japanese.

Richard M. Maurer

Richard M. Maurer has served on our board of directors since 10 November 2020 and served as Netfin Acquisition Corp.’s Chief Executive Officer from April 2019 until its Business Combination with Triterras in November 2020. For more than 40 years, Mr. Maurer has been actively involved in private equity, corporate governance and corporate executive, financial and operational management. Since January 2012, Mr. Maurer has been actively seeking and making private equity investments for his own account in Asia and South East Asia, including India, Malaysia, Singapore and Hong Kong. During November 2016, Mr. Maurer founded Longview Resources Group, a Hong Kong based and headquartered international commodity trading group. Since Longview’s founding, it has acquired and merged with three international commodity trading companies in Hong Kong, Singapore and Malaysia) and formed three additional commodity trading companies (in the United States, United Kingdom and Australia).

Adrian Kow Tuck Hoong

Adrian Kow Tuck Hoong has served on our board of directors since 29 January 2021. He brings to Triterras more than 30 years of experience and leadership in financial planning and reporting, strategic and corporate finance, and risk management. Throughout his career, he has held senior leadership positions with leading global companies, including being the Group Chief Financial Officer of Boardroom Limited, a corporate and advisory services company, from August 2015 to July 2020, Lagardère Sports, a sports marketing agency, from October 2007 to July 2015, Star Sports (formerly ESPN Star Sports), a group of Indian multinational cricket centric pay television sports channels owned by Star India, a subsidiary of The Walt Disney Company India, from November 2005 to September 2007, and Nortel Networks Corporation, a former Canadian multinational telecommunications and data networking equipment manufacturer, from September 1997 to December 2004. Mr. Kow earned a Bachelor of Commerce (B. Comm) degree with an emphasis in Accounting and Economics from the University of Melbourne. He is a member of both the Institute of Singapore Chartered Accountants (ISCA) and CPA Australia. He is also a Chartered Financial Analyst (CFA).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL, CONFIRMATION AND RATIFICATION OF THE COMPANY’S CURRENT DIRECTORS

Triterras, Inc. Headquarters: #23-04 Republic Plaza 9 Raffles Place, Singapore 048619 Registered office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

PROPOSAL NO. 4

APPROVAL, RATIFICATION AND CONFIRMATION OF RE-APPOINTMENT OF

THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

4.

Approval, ratification and confirmation of Appointment of WWC, P.C. Certified Public Accountants as the Company’s independent registered public accounting firm for the fiscal year ending February 28, 2023

The audit committee of the Board of Directors (the “Audit Committee”) proposes to ratify and approve the appointment of WWC, P.C. Certified Public Accountants (“WWC”), as the Company’s independent registered public accounting firm for the fiscal year ending February 28, 2023.

Although shareholder ratification is not required by our Amended and Restated Articles of Association or otherwise, the Board of Directors is submitting the selection of WWC to our shareholders for ratification as a matter of good corporate practice. If the shareholders do not ratify the appointment of WWC by the affirmative vote of the holders of a majority of our Ordinary Shares present in person or by proxy at the AGM and entitled to vote, the Audit Committee will reconsider the selection of the independent registered public accounting firm.

"RESOLVED that the appointment of WWC, P.C. Certified Public Accountants as the Company’s independent registered public accounting firm for the fiscal year ending February 28, 2023 be approved, confirmed and ratified in all respects."

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL, RATIFICATION AND CONFIRMATION OF THE RE-APPOINTMENT OF WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS AS the Company’s independent registered public accounting firm FOR THE FISCAL YEAR ENDING FEBRUARY 28, 2023